Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

DAIICHI SANKYO to Transfer All Daiichi Pure Chemicals Shares

Tokyo, September 11, 2006 – Daiichi Pharmaceutical Co., Ltd. (President: Kiyoshi Morita, hereafter Daiichi Pharmaceutical), a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED, and Sekisui Chemical Co., Ltd. (President: Naotake Okubo, hereafter Sekisui) have agreed to transfer all shares of Daiichi Pure Chemicals Co., Ltd. (President: Shin-ichiro Ashida, hereafter Daiichi Pure Chemicals), a wholly owned subsidiary of Daiichi Pharmaceutical, to Sekisui. An agreement was signed today, with shares scheduled for transfer on October 2, 2006.

Daiichi Pure Chemicals provides products and services such as clinical test agents, research reagents, fine chemicals, and pharmacokinetic testing, and is steadily expanding sales. By transferring all shares of Daiichi Pure Chemicals to Sekisui, Daiichi Pure Chemicals will become a wholly owned subsidiary of Sekisui and will operate as a member of the Sekisui Group. Daiichi Pure Chemicals is expected to greatly contribute to the Sekisui Group as a core member of the Group’s medical business.

DAIICHI SANKYO has been reviewing its non-pharmaceutical businesses to concentrate its management resources on its pharmaceutical businesses. In so doing, the company plans to make all non-pharmaceutical businesses of DAIICHI SANKYO Group independent by March 2007.

The effect that this share transfer will have on DAIICHI SANKYO’s business performance after March 2007 will be disclosed at a later date.

About Daiichi Pure Chemicals Co., Ltd.

President: Shin-ichiro Ashida

Headquarters: 3-13-5 Nihonbashi, Chuo-ku, Tokyo

Established: July 10, 1947

Capital: 1.275 billion yen

Annual Sales: 22.803 billion yen (fiscal year ended March 2006)

Number of employees: 604 (as of the end of March 2006)

Main businesses:	agents for biochemical testing, reagents for influenza virus antigen detection, amino acids, contract synthesis of medical drugs (bulk powder) and contract research for pharmacokinetic testing of medical intermediates among others.